August 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SmartKem, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-281608)

Acceleration Request
Requested Date: August 22, 2024
Requested Time: 4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SmartKem, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at the “Requested Date” and “Requested Time” set forth above or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff.

Please call John D. Hogoboom of Lowenstein Sandler LLP at (973) 597-2382 confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

SMARTKEM, INC.

By:	/s/ Barbra Keck
Name:	Barbra Keck
Title:	Chief Financial Officer